July 27, 2006

John X. Adiletta
Somerset International Group, Inc.
90 Washington Valley Road
Bedminster, New Jersey 07921

> **Re:     Somerset International Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **File No. 333-128262**
> **Filed on July 10, 2006**

Dear Mr. Adiletta:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.     Please reconcile your response to prior comment 5 with the first sentence of the second paragraph on the prospectus cover.

Risk Factors, page 3

We may be subject to discipline pursuant to Section 14…, page 6

2.     Here and in the subsequent risk factor, please disclose any other liabilities arising from these facts including any liability under Delaware state law for failure to provide notice.

3.     We note your response to our prior comment 2.  Please explain to us why your added risk factors do not address the reverse split without a proxy or information statement.

Selling Shareholders, page 8

4.      We note your response to prior comment 8.  However, it is unclear how to reconcile the information provided in your selling stockholders table with the information in the preferred stockholders table.  Please advise or revise.

5.      The number of shares registered for resale mentioned in the first sentence of footnote 2 does not match the numbers mentioned in the remainder of the footnote.  Please reconcile.

6.      The status of the selling shareholder as an underwriter is not based on rule 415(a)(4).  Also, the status of the selling shareholder as an underwriter is a matter of law, not what the "SEC deems."   Please revise statements to the contrary in footnote (2).

7.      Your additions to the selling stockholders' table mentioned in the footnotes do not match the additions in the text preceding the table.  For example, we note a May 26, 2006 transaction in footnote 6 which does not appear in your explanation of transactions preceding the table.  Please reconcile.

8.      Regarding the changes in the text preceding the table, please tell us why the number of shares involved in previously closed transactions increased.  For example, we note your change to the number of sharers issued pursuant to the 2005 stock purchase agreements.

Description of Securities

9.      We note your response to the last bullet point of prior comment 10.  Please tell us why you are seeking to accomplish by filing the information statement at this time and the authority on which you rely.  Also, please tell us how the information statement complies with the 20-day requirement of Rule 14c-2(b).  Note that we may have additional comment on your information statement after you address this comment.

Certain Relationships and Related Transactions, page 30

10.     We note your response to our prior comment 15.  Please revise to include the current amounts outstanding.

Executive Compensation, page 31

11.     We note your response to our prior comment 16.  Please file Mr. Adiletta's waivers.

Recent Sales, page II-2

12.    Please expand your disclosure to include all required information. For example, please disclose the consideration you received in the September 6, 2005 transaction with Shorelight.

13.    We reissue our prior comment 17 in part. Please include in this section disclosure of all securities transactions within the past three years. For example, we note the debt described in the transaction with Mr. Stella described in footnote 21 to your selling shareholder table.

14.    We note your response to our prior comment 18. Please provide an analysis to us regarding your potential liability if the issuance of shares to these 78 investors does not qualify for an exemption under Section 4(2). Tell us where you have disclosed any material potential liability in the text of your prospectus and your financial statements footnotes.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3639 or Kevin Vaughn, Accounting Reviewer, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Gregg E. Jaclin, Esq.